UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 360th MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER, 18th, 2018

1.         DATE, TIME AND PLACE: At 14:00 p.m., on December, 18th, 2018 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: Considering that the totality of the Board members were present, the call notice was waived, pursuant to Paragraph 4, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraph 7 of Article 17 of the Company’s Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Gustavo Henrique de Aguiar Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The directors also that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items presented for deliberation, the Directors, unanimously resolved as follows:

(i)   To take cognizance and accept: (i) Mr. André Dorf’s resignation to the positions of Chief Executive Officer; Business Development and Planning Vice-President and member of the Company’s Board of Directors, effective on January, 31st, 2019, in the terms of the Resignation Letter presented to the Chairman of  Board of Directors. The Board of Directors thanks Mr. André Dorf for all the services rendered; (ii) Mr. Gustavo Estrella’s resignation to the position of the Company’s Financial Executive Vice-President, as well as of his duties of Investors Relations Officer, effective on January, 31st, 2019; (iii) Mr. Yuehui Pan’s resignation to the position of  the Company’s Deputy Chief Financial Officer, effective on January 31st, 2019. Due to a conflict of interest regarding this subject, Mr. André Dorf has abstained his vote.

(ii) To approve an agreement between Mr. André and the Company for the termination of Mr.  André’s Service Agreement. Due to a conflict of interest regarding this subject, Mr. André Dorf has abstained his vote.

(iii) To elect, pursuant to item (a), Article 17 of the Bylaws: (i) Mr. Gustavo Estrella as the Company’s Chief Executive Officer, with term of office starting on February 1st, 2019, to complete the current mandate of the Board of Executive Officers, elected in the Board of Directors Meeting held on May 8th, 2017, until the first meeting of the Board of Directors to be held after the 2019’s Extraordinary Shareholder Meeting; (ii) Mr. YueHui Pan, as the Company’s Financial Executive Vice President, also to perform the duties of Investors Relations Officer, with term of office starting on February 1st, 2019, to complete the current mandate of the Board of Executive Officers, elected in the Board of Directors Meeting held on May 8th, 2017, until the meeting of the Board of Directors to be held after the 2019’s Annual Shareholders Meeting.

(iv) To approve CPFL Energias’ CEO’s appointment of Mr. Xinjian Chen to be elected as the temporary Board of Directors member of CPFL Energias Renováveis (“CPFL Renováveis”), with term until CPFL Renováveis’ next Shareholders meeting, to be held on January, 9th, 2019.

(v) To recommend the favorable vote for CPFL Geração de Energia’s (“CPFL Geração”) representatives in the Shareholders Meeting of CPFL Renováveis to elect the board members indicated by the shareholder State Grid Brazil Power Participation S.A (“SGBP”): (a) Mr. Bo Wen as board member of CPFL Renováveis; (b) Mr. Shirong Lyu as Mr. Bo Wen’s alternate member; (c) Mr. Yunwei Liu as board member of CPFL Renováveis; (d) Mr. Mingyan Liu as Mr. Yunwei Liu’s alternate member; and (e) to appoint Mr. Bo Wen as chairman of the Board of Directors of CPFL Renováveis at the subsequent Board of Directors’ Meeting of CPFL Renováveis after the shareholders meeting.

(vi) To take cognizance of the nomination of Mr. Gustavo Estrella to the Board of Directors of the Company, and to submit the proposal to the Extraordinary Shareholders' Meeting of the Company.

(vii) To approve, pursuant to Articles 124 and 132 of Federal Law 6,404/76 (Brazilian Corporate Law) and to Article 17, item “d” of the Bylaws, the publication of call notices to the Extraordinary Shareholder Meeting of the Company, to be held on January, 31st, 2019.

(vi) To approve, in terms of Resolution N° 2018200-E, the minimum IRR for the ANEEL Transmission Auction 004/2018 “Auction” (which was approved by the Board of Directors meeting on December 11th, 2018 - RD 2018192-E).

(vii) To approve, in terms of Resolution Nº 2018200-E, in case of success, to authorize CPFL Energia’s and/or its subsidiaries’ Executive Officers to take all necessary measures for the accomplishment of the obligations contracted in the Auction, considered on the Public Notice and Auction instruction manual, and other measures deemed necessary, including but not limited to:

(a) hiring and deposit of Faithful Fulfillment Guarantees, (b) eventual establishment of 3 (three) New Companies (followed by initial minimum required capital injection to accomplish its establishment), with denomination to be defined, which might be incorporated, according to Brazilian Law, as Limited Liability Companies (“Sociedade Limitada”) or a Joint-Stock Companies (“Sociedade por Ações”), with the following members on its Board of Executive Officers:

Karin Regina Luchesi as Superintendent Executive Officer, Gustavo Estrella as Financial Executive Officer and Wagner Luiz Schneider de Freitas as Administrative Executive Officer, (c) hiring of equipment suppliers and other service providers, attainment of licenses, negotiating for acquisition and/or attainment of right of way of properties of land owners whose land might be affected by right of way of the transmission lines and/or whose properties are necessary for the location of substations, (d) hiring of financing, hiring of derivative to cover price volatility regarding materials for transmission line cables, to open bank accounts, including those necessary for project receivables binding (project funding guarantee after COD), and (e) taking as all other applicable and necessary measures to fulfill the execution of the project.

(viii) To recommend, in terms of Resolution N° 2018200-E, the favorable vote to its representatives in the administrative bodies of the controlled company CPFL Geração de Energia S.A., for the approval of participation in ANEEL transmission auction 004/2018, according to the terms of RD 2018192-E and the resolution herein.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Andre Dorf, Mr. Yang Qu, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, December 18th, 2018.

Bo Wen

(Chairman)

Gustavo Sablewski

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 28, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.